SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Boise Inc.

(Name of Subject Company (Issuer))

Bee Acquisition Corporation

a wholly-owned subsidiary of

Packaging Corporation of America

(Name of Filing Persons, Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Kent A. Pflederer

Senior Vice President—Legal and Administration

1955 West Field Court

Lake Forest, Illinois 60045

(847) 482-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Philip J. Niehoff, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, IL 60606

Telephone: (312) 782-0600

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,286,113,114.95	$175,425.83

(1)	Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (1) the product of (a) $12.55, the per share tender price, and (b) 102,197,326 shares of common stock, par value $0.0001 per share (the “Shares”), of Boise Inc., which includes restricted stock, restricted stock units and performance stock units, and (2) the product of (a) the difference between (x) $12.55 and (y) an exercise price of $8.34 (the weighted-average exercise price of outstanding options with an exercise price less than $12.55) and (b) 840,065 Shares issuable pursuant to such outstanding options.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by .00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $175,425.83	Filing Party: Packaging Corporation of America
Form or Registration No.: Schedule TO	Date Filed: September 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Bee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Packaging Corporation of America, a Delaware corporation (“Parent”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2013 (as amended and supplemented by Amendment No. 1 filed with the SEC on September 30, 2013, Amendment No. 2 filed with the SEC on October 1, 2013 and this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Boise Inc., a Delaware corporation (“Boise”), at a price of $12.55 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 26, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 —“Legal Matters; Required Regulatory Approvals—Certain Litigation Related to the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following text to the end of such section:

“Pursuant to an order granted on October 2, 2013 by the Court of Chancery of the State of Delaware, the Delaware actions were consolidated into one action captioned In Re Boise, Inc. Stockholder Litigation, C.A. No. 8933-VCG (the “Consolidated Action”) and the document requests and third party discovery filed in the DCM Multi-Manager Fund, LLC action described above were designated as operative. On October 3, 2013, the plaintiffs in the Consolidated Action filed a consolidated class action complaint (the “Consolidated Complaint”). The plaintiffs also filed a motion to expedite proceedings and a motion for a preliminary injunction.

The Consolidated Complaint alleges that the individual defendants breached their fiduciary duties to Boise’s public stockholders because, among other things, they allegedly obtained a price in the proposed acquisition of Boise by Parent and Purchaser that is inadequate and not the fair value that could be obtained under the circumstances for Boise’s public stockholders, and the Schedule 14D-9 filed by Boise allegedly failed to disclose to Boise’s stockholders all material facts related to the proposed acquisition. The Consolidated Action also alleges that Parent and Purchaser aided and abetted those alleged violations. The plaintiffs purport to bring the Consolidated Action on behalf of a class of Boise stockholders, and seek relief that includes injunctive relief and/or damages and an award of attorneys’ and experts’ fees and costs. Parent and Purchaser believe that the Consolidated Action is without merit and intend to defend vigorously against all claims asserted.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(I)	Verified Consolidated Class Action Complaint filed on October 3, 2013 in the Court of Chancery of the State of Delaware, captioned In Re Boise Shareholder Litigation (Case No. 8933-VCG).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2013

BEE ACQUISITION CORPORATION

By:	/s/ Mark W. Kowlzan
Name:	Mark W. Kowlzan
Title:	President

PACKAGING CORPORATION OF AMERICA

By:	/s/ Mark W. Kowlzan
Name:	Mark W. Kowlzan
Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated September 26, 2013.

(a)(1)(B)*	Form of Letter of Transmittal (including Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press release issued by Parent and Boise on September 16, 2013 (incorporated by reference to Exhibit 99.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on September 26, 2013.

(a)(5)(C)	Slide Presentation, dated September 16, 2013 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Parent on September 16, 2013).

(a)(5)(D)	Letter to employees, dated September 16, 2013 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on September 16, 2013).

(a)(5)(E)*	Complaint filed on September 20, 2013 in the Court of Chancery of the State of Delaware, captioned Ratley v. Boise Inc., et al. (Case No. 8933).

(a)(5)(F)*	Complaint filed on September 25, 2013 in the Court of Chancery of the State of Delaware, captioned DCM Multi-Manager Fund, LLC v. Boise Inc., et al. (Case No. 8944).

(a)(5)(G)**	Complaint filed on September 27, 2013 in the Court of Chancery of the State of Delaware, captioned Louisiana Municipal Police Employees’ Retirement System v. Boise Inc., et al. (Case No. 8952).

(a)(5)(H)***	Press release issued by Parent and Boise on October 1, 2013.

(a)(5)(I)	Verified Consolidated Class Action Complaint filed on October 3, 2013 in the Court of Chancery of the State of Delaware, captioned In Re Boise Shareholder Litigation (Case No. 8933-VCG).

(b)(1)	Commitment Letter, dated as of September 16, 2013, by and among Packaging Corporation of America, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2013, by and among Parent, Purchaser and Boise (incorporated by reference to Exhibit 2.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(d)(2)*	Confidentiality Agreement, dated as of September 6, 2013, between Parent and Boise Paper Holdings, L.L.C.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on September 26, 2013.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on September 30, 2013.
***	Previously filed with Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on October 1, 2013.

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